SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F ☐ Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐ No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 18, 2005
Shaw Communications Inc.

By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Announces Increase in Dividend Rates

Calgary, Alberta, April 14, 2005 – Shaw Communications Inc. announced today that its Board of Directors has increased the quarterly dividend rate on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares by $0.03 per share. The quarterly dividend rate will be $0.09875 per Class A Participating Share and $0.10 per Class B Non-Voting Participating Share, payable in monthly installments commencing June 30, 2005. This represents an increase of over 40% compared to the previous quarterly rate.

Based upon this increase in the quarterly dividend rate, Shaw declared monthly dividends of $0.0329166667 per Class A Participating Share and $0.0333333333 per Class B Non-Voting Participating Share, payable on each of June 30, 2005, July 29, 2005 and August 31, 2005 to all holders of record at the close of business June 15, 2005, July 15, 2005 and August 15, 2005, respectively.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone and satellite direct-to-home (“DTH”) services to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges and is a member of the S&P/TSX 60 index (Symbol: TSX - SJR.NV.B, NYSE - SJR).

For further information, please contact:

Steve Wilson
Senior Vice President, Chief Financial Officer
Shaw Communications Inc.
403-750-4500

www.shaw.ca